UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022
Commission File Number: 001-40416

Nouveau Monde Graphite Inc.

(Translation of registrant’s name into English)

481 rue Brassard
Saint-Michel-des-Saints, Quebec
Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark file annual reports under cover of file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-256340).

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Notice and Management Information Circular dated May 12, 2022

99.2	Notice of Availability of Proxy Materials and Shareholders Meeting Notice for the Annual General and Special Meeting of the Shareholders to be held on June 16, 2022

99.3	Form of Proxy

99.4	Voting Instruction Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Nouveau Monde Graphite Inc. (Registrant)

Date: May 17, 2022	/s/ David Torralbo
David Torralbo
Chief Legal Officer and Corporate Secretary